UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Riverside Forest Products Limited (Registrant)

Date September 29, 2004	By:	/s/ “Michael E. Moore” (Signature)

Michael E. Moore, CFO (Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:   Letter to Shareholders dated September 28, 2004
EXHIBIT B:   Notice of Change to Directors’ Circular dated September 28, 2004

EXHIBIT A

September 28, 2004

Dear Shareholder:

Re: Company’s Response to Variation of Unsolicited Bid by Tolko Industries Ltd.

     Riverside has filed the enclosed notice of change to its September 14, 2004 directors’ circular, responding to a notice from Tolko Industries Ltd. that it has varied its offer to purchase all of the outstanding common shares of Riverside not already owned by it at a price of $29.00 per share (the “Offer”) by reducing its minimum tender condition from 75% to 51%.

     Reflecting the fact that Tolko has done nothing to address the financial inadequacy of its Offer, Riverside’s Board of Directors has reiterated its unanimous recommendation that shareholders reject the Offer and not tender their shares to it.

The Offer is currently open until October 6, 2004, and it is possible that one or more extensions will be necessary to deal with regulatory issues.

There is no need for you to do anything immediately, other than to withdraw your shares if you have deposited to the Tolko Offer.

Riverside’s Board of Directors will communicate further with you on a timely basis prior to the expiry of the Offer.

     In its notice of variation, Tolko took issue with a number of statements made in the Directors’ Circular regarding the inadequacy of the Offer. Riverside’s Board stands by the statements made in its Directors’ Circular, and urges shareholders not to be swayed by Tolko’s self-serving efforts at rebuttal.

     Tolko’s offer is at $29.00 per share. The closing price of Riverside’s shares on the Toronto Stock Exchange on September 28, 2004 was $34.90. Since the announcement of the Offer on August 25, 2004, the trading price of Riverside’s shares has consistently been significantly greater than the Offer, reflecting the market’s concurrence with the Board’s view that the Offer undervalues Riverside.

     Tolko is seeking to acquire Riverside at the lowest possible price. Riverside’s Board and its advisers are working hard to develop and present to shareholders an alternative to Tolko’s Offer that will deliver full and fair value for their shares.

     Riverside is actively pursuing discussions with several interested parties regarding transactions contemplated at prices exceeding both Tolko’s Offer and the current market price of Riverside’s shares. While there can be no assurances that such a transaction will occur, given the high level of interest and the nature of the proposals received, we expect that in due course the Special Committee and the Board will be in a position to present an alternative to Tolko’s Offer to our shareholders.

     Tolko has complained that it has not been granted access to Riverside’s data room. In fact, Tolko has been offered access to the data room on terms that other potential bidders have found acceptable, with appropriate modification. Tolko has declined to participate in Riverside’s process on that basis.

     Tolko is free to improve upon its Offer. Although it has been invited, many times, to do so, it has consistently declined, preferring instead to hint at what it might do in the future. Riverside’s Board cannot make decisions on the basis of such hints or speculation about what Tolko or another bidder may or may not do, but can only deal with concrete proposals before it.

     By reducing its minimum tender condition to 50%, Tolko has signalled that it would be satisfied with obtaining control of Riverside, without giving any indication of its plans for Riverside’s business, or of the manner in which it intends to deal with minority shareholders.

     Rather than increase the Offer to a point that warrants further consideration, Tolko has changed the terms of its Offer to make it significantly less attractive to Riverside shareholders. We urge shareholders not to disadvantage themselves by tendering to Tolko’s hostile Offer.

Sincerely,

Gordon W. Steele	John R. McLernon
Chairman, President and Chief Executive Officer	Chairman of the Special Committee
of the Company

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EXHIBIT B

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional adviser.

NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR

RECOMMENDING

REJECTION

OF THE OFFER

BY

TOLKO INDUSTRIES LTD.

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES

OF

RIVERSIDE FOREST PRODUCTS LIMITED

The Board of Directors of Riverside Forest Products Limited unanimously recommends that shareholders REJECT the Offer and NOT TENDER their common shares to the Offer.

This Notice of Change relates to the Directors’ Circular dated September 14, 2004 issued by the Board of Directors in connection with the Offer. This Notice of Change should be read in conjunction with the Directors’ Circular.

Notice To Non-Canadian Residents

     The Offer is in respect of the securities of a Canadian issuer. While the issuer is subject to Canadian continuous disclosure requirements, shareholders should be aware that the Canadian requirements are different from those of the United States and other non-Canadian jurisdictions. Financial information included herein, if any, has been prepared in accordance with Canadian generally accepted accounting principles and may not be comparable to financial information provided by United States or other non-Canadian companies.

     The enforcement by non-Canadian shareholders of civil liabilities under the securities laws of the United States or other non-Canadian jurisdictions may be adversely affected by the fact that Riverside Forest Products Limited is incorporated in Canada, that all of its officers and directors are residents of Canada, and that a majority of its assets are located in Canada.

SEPTEMBER 28, 2004

TABLE OF CONTENTS

GLOSSARY	II
NOTICE OF CHANGE	1
RECENT DEVELOPMENTS	1
DIRECTORS’ RECOMMENDATION	3
HOW TO WITHDRAW SHARES	3
NO MATERIAL CHANGES	3
OTHER INFORMATION	3
STATUTORY RIGHTS	3
FORWARD-LOOKING STATEMENTS	4
APPROVAL OF NOTICE OF CHANGE	4
CERTIFICATE	5

GLOSSARY

     In this Notice of Change, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

“Board of Directors” or “Board” means the Board of Directors of Riverside.

“Notice of Change” means this Notice of Change to the Directors’ Circular of the Company dated September 14, 2004.

“Riverside” or the “Company” means Riverside Forest Products Limited.

“Original Offer” or “Tolko’s Original Offer” means the offer made by Tolko on August 31, 2004, and which is slated to expire on October 6, 2004, to purchase all of the outstanding Shares of Riverside for $29.00 per Share.

“Offer” or “Tolko’s Offer” means the Original Offer as varied by Tolko’s Notice of Variation.

“Shareholders” or “Riverside Shareholders” means holders of Riverside Shares.

“Shares” or “Riverside Shares” or “Riverside’s Shares” means common shares in the capital of Riverside.

“Special Committee” means the special committee of the Board of Directors appointed on August 13, 2004 to review Tolko’s Offer and any alternatives that may maximize value for Shareholders.

“Tolko” means Tolko Industries Ltd.

“Tolko Circular” means the take-over bid circular dated August 31, 2004 that accompanied Tolko’s Offer.

“Tolko Notice of Variation” means the notice of variation by Tolko of the Offer dated September 24, 2004, in which Tolko varied the Original Offer by reducing the minimum tender condition from 75% to 51%.

(ii)

NOTICE OF CHANGE

     This Notice of Change amends and supplements the Directors’ Circular dated September 14, 2004 that was issued by the Board of Directors of Riverside in connection with the Original Offer made by Tolko on August 31, 2004 to purchase all of the outstanding common shares of Riverside not already owned by Tolko and its affiliates at a price of $29.00 in cash per Share, upon the terms and conditions set forth in the Original Offer and the take-over bid circular accompanying the Original Offer.

     All information provided in this Notice of Change relating to Tolko is based on information disclosed in the Original Offer, the Tolko Circular or the Tolko Notice of Variation. Riverside’s Board assumes no responsibility for the accuracy or completeness of such information.

     In this Notice of Change, words with initial capital letters are defined in the glossary at the front of this Notice of Change or elsewhere herein. All dollar amounts in this Notice of Change are expressed in Canadian dollars, unless otherwise indicated.

THERE IS NO NEED FOR IMMEDIATE ACTION BY SHAREHOLDERS

     On September 28, 2004, the Shares closed at $34.90, significantly in excess of the price offered by Tolko.

     There is no need for Riverside Shareholders to do anything immediately. The Offer is currently open until October 6, 2004, and it is entirely possible that one or more extensions will be necessary to deal with regulatory issues. Riverside’s Board of Directors intends to communicate further with Shareholders on a timely basis prior to the expiry of the Offer.

RECENT DEVELOPMENTS

Update on Strategic Process

     Tolko has made an Offer for the Shares that Riverside’s Board and its financial advisers regard as inadequate, for the reasons set out in the Directors’ Circular. In response to Tolko’s bid, Riverside initiated and is now engaged in a robust strategic process designed to maximize value for all of Riverside’s Shareholders. Riverside has established a data room for the purpose of providing financial, operating and other relevant confidential information to interested parties, numerous parties are actively reviewing that information, and Riverside’s management and financial advisers have met with and given presentations to a number of them.

     Since the date of the Directors’ Circular, Riverside has received several proposals or expressions of serious interest from qualified parties seeking to acquire the Company at prices exceeding both Tolko’s Offer price and the current market price of the Company’s Shares. The Company and its financial advisers are continuing to work with those parties to refine an alternative transaction that provides fair value for the Company’s Shares.

     While there can be no assurances, given the high level of interest and the nature of the proposals received, Riverside expects that in due course the Special Committee and the Board will be in a position to present an alternative to Tolko’s Offer to Shareholders. The Board will communicate further with Shareholders on a timely basis prior to the expiry of the Offer.

     Tembec Inc. announced on September 28, 2004 that it has acquired an aggregate of 665,000 Shares, representing 7.05% of the outstanding Riverside Shares. Prior to that announcement, Riverside had no knowledge of any purchase or ownership of Shares by Tembec. Riverside is actively pursuing discussions about potential transactions with a number of interested parties, of which Tembec is only one.

Tolko Has an Opportunity to Attempt to Block a Higher-Value Transaction

     In the Tolko Circular, Tolko discloses that, at the date of its Offer, it held approximately 18.63% of the outstanding Shares of Riverside. If Tolko were to obtain under the Offer just another 6.4% of the Shares, it would secure for itself, with just over 25% of the outstanding Shares, the ability to block a fundamental transaction requiring a special resolution of Shareholders, and could as a result frustrate for its own purposes the value-maximizing process that Riverside is pursuing for the benefit of all Shareholders.

     To prevent Tolko from securing a veto over a potential transaction with another acquirer that would deliver higher value to Shareholders than the Tolko Offer, Shareholders are urged not to tender any Shares to the Offer, and to withdraw any Shares already tendered.

Changes to Directors’ Circular Occasioned by Tolko’s Notice of Variation

     The Original Offer was conditional on there being tendered to it that number of Shares which, when combined with the Shares already held by Tolko and its affiliates, represents not less than 75% of the outstanding shares of Riverside. On September 24, 2004, Tolko issued the Tolko Notice of Variation, in which Tolko varied the terms of the Original Offer by reducing that minimum tender condition from 75% to 51%.

     In response to the Tolko Notice of Variation, the Directors’ Circular is hereby amended by deleting paragraph 4 under the heading “Reasons for the Recommendation”, which stated that Tolko would be unable to complete the Original Offer on its terms, since directors and senior officers of Riverside holding 28.5% of the Shares had advised the Board of Directors that they did not intend to tender their Shares to it.

     By reducing its minimum tender condition, Tolko has signalled that it would be satisfied with obtaining control of Riverside. It has not, however, given Shareholders any indication of its plans for Riverside (other than that it will require changes to the composition of the Board of Directors), or of the manner in which it intends to deal with minority Shareholders.

     Following a change of control, Riverside is obliged to make an offer to repurchase all of its outstanding US$150 million notes due 2014 for an amount equal to 101% of the principal amount thereof. Tolko has also failed to indicate how it proposes to fund that obligation.

Other Issues Raised by Tolko’s Notice of Variation

     In the Tolko Notice of Variation, Tolko took issue with a number of statements made in the Directors’ Circular regarding the inadequacy of the Tolko Offer. Riverside’s Board of Directors stands by the statements made in its Directors’ Circular, and urges Shareholders not to be swayed by Tolko’s self-serving efforts at rebuttal.

     Tolko’s Offer is at $29 per Share. The closing price of the Shares on the Toronto Stock Exchange on September 28, 2004 was $34.90. Since the announcement of the Offer on August 25, 2004, the trading price of Riverside’s Shares has consistently been significantly greater than the Offer, reflecting the market’s concurrence with the Board’s view that the Offer undervalues the Company.

     Tolko is seeking to acquire Riverside at the lowest possible price. Riverside’s Board and its advisers are working hard to develop and present to Shareholders an alternative to Tolko’s Offer that will deliver full and fair value for their Shares.

2

     Tolko has complained that it has not been granted access to Riverside’s data room. In fact, Tolko has been offered access to the data room on terms that other potential bidders have found acceptable, with appropriate modification. Tolko has declined to participate in Riverside’s process on that basis.

     Tolko is free to improve upon its Offer. Although it has been invited, many times, to do so, it has consistently declined, preferring instead to hint at what it might do in the future. Riverside’s Board cannot make decisions on the basis of such hints or speculation about what Tolko or another bidder may or may not do, but can deal only with concrete proposals before it.

DIRECTORS’ RECOMMENDATION

The Board unanimously recommends that Shareholders REJECT the Offer and
NOT TENDER their Shares to the Offer.

Any Shareholder who has already deposited Shares under the Tolko Offer should
WITHDRAW those Shares.

HOW TO WITHDRAW SHARES

     Shareholders who have already tendered their Shares to Tolko’s Offer can withdraw them at any time until Tolko takes up and pays for them. Registered Shareholders simply need to complete the blue Notice of Withdrawal included with the Directors’ Circular and deliver, mail or fax it to Tolko’s depositary, CIBC Mellon Trust Company, in accordance with the instructions set forth in the Notice. Shareholders who hold Shares through a brokerage firm should contact their broker to withdraw the Shares on their behalf. Shareholders requiring a further copy of the Notice of Withdrawal or other assistance in withdrawing Shares should contact BMO Nesbitt Burns Inc. or Bear, Stearns & Co. Inc. at one of the numbers listed on the back page of this Notice of Change.

NO MATERIAL CHANGES

     Except as publicly disclosed or as referred to in this Notice of Change or in the Directors’ Circular, the directors and senior officers of Riverside are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Riverside since September 14, 2004, being the date of the Directors’ Circular, and the date on which Riverside published its most recent unaudited interim consolidated financial statements, reflecting the 11-month period ended August 31, 2004.

OTHER INFORMATION

     Except as disclosed in the Directors’ Circular or this Notice of Change, there is no information that is known to the Board that would reasonably be expected to affect the decision of the Riverside Shareholders to accept or reject the Offer.

STATUTORY RIGHTS

     Securities legislation in certain of the provinces and territories of Canada provides holders of securities of Riverside with, in addition to any other rights they may have at law, rights of rescission or to damages or both if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. Such rights must, however, be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their respective province or territory for particulars of those rights or consult with a lawyer. The rights summarized above are in addition to and without derogation from any other rights a holder of securities may have.

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FORWARD-LOOKING STATEMENTS

     This Notice of Change contains “forward-looking statements”. All statements, other than statements of historical fact, included in this Notice of Change that address activities, events or developments that the Board or Riverside’s management expects or anticipates will or may occur in the future, including in particular statements about Riverside’s plans, strategies and prospects, are forward-looking statements. These forward-looking statements, which are based on the Board’s and management’s current expectations and projections about future events, are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements included in this Notice of Change are made only as of the date of this Notice of Change.

APPROVAL OF NOTICE OF CHANGE

     The contents of this Notice of Change and the delivery hereof have been approved and authorized by the Board of Directors of Riverside.

4

CERTIFICATE

     September 28, 2004

     Neither the foregoing nor the Directors’ Circular of the Company dated September 14, 2004 contains an untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. Neither the foregoing nor the Directors’ Circular of the Company dated September 14, 2004 contains any misrepresentation likely to affect the value or market price of the Shares subject to the Offer within the meaning of the Securities Act (Quebec).

On behalf of the Board of Directors

(Signed) Gordon W. Steele,	(Signed) John R. McLernon
Chairman, President and	Director
Chief Executive Officer

5

Please direct all inquiries to:

John Armstrong	Steven Park
BMO Nesbitt Burns Inc.	Bear, Stearns & Co. Inc.
Tel. (604) 443-1448	Tel. (212) 272-5393
John.Armstrong@bmonb.com	skpark@bear.com